Exhibit 6.42

THIRD AND FINAL AMENDMENT AND

RESTATEMENT TO BRIDGE LOAN AGREEMENT

This Third and Final Amendment and Restatement to Bridge Loan Agreement (this “Final Amendment”) is made and entered into as of December 31, 2025, by and among Gentleman Thief LLC, a limited liability company (“Borrower”), Limitless Films, Inc., a corporation (“Lender”), and Randall Emmett, individually and solely in his capacity as Personal Guarantor (“Guarantor”).

A. Lender and Borrower entered into that certain Bridge Loan Agreement dated January 24, 2025, as amended by a First Addendum and Second Addendum (collectively, the “Loan Agreement”).

B. Pursuant to the Loan Agreement, Lender extended credit to Borrower in the original principal amount of $1,000,000.

C. Borrower has repeatedly failed to timely repay amounts due under the Loan Agreement, and Lender has previously granted multiple extensions and accommodations.

D. The parties acknowledge that this Final Amendment constitutes the third and final extension of the Loan.

E. Lender is unwilling to grant any further extensions, forbearances, or accommodations and is entering into this Final Amendment strictly to memorialize final repayment terms and enforcement rights.

NOW, THEREFORE, in consideration of the mutual covenants herein, the parties agree as follows:

1. ACKNOWLEDGMENT OF OUTSTANDING INDEBTEDNESS

The parties acknowledge that the Loan has been modified to reflect a total outstanding loan amount of $600,000, of which $300,000 has been paid as of September 11, 2025, together with a $25,000 late payment penalty, with the remaining balance continuing to accrue interest and other charges pursuant to the Loan Agreement.

2. PAYMENT SCHEDULE

Borrower shall make the following payments:

●	$100,000 on or before December 30, 2025
●	$200,000 on or before March 20, 2026
●	The Final Payoff Amount on the Absolute Final Maturity Date, as defined below:

3. ABSOLUTE FINAL MATURITY; THIRD AND FINAL EXTENSION

The remaining unpaid balance of the Loan (the “Final Payoff Amount”) shall be absolutely, unconditionally, and irrevocably due and payable, without notice, demand, presentment, protest, grace period, or further act by Lender, on the earlier of:

(a) November 1, 2026, or

(b) the earliest occurrence of any development, packaging, financing, attachment, pre-production, production, principal photography, post-production, or exploitation activity of any motion picture, television, streaming, or audiovisual project that is directed by, produced by, executive produced by, attached to, credited to, financed by, controlled by, affiliated with, or otherwise involves Randall Emmett, directly or indirectly, individually or through any entity, affiliate, nominee, or related party (the “Production Trigger”).

No further extensions, waivers, amendments, or forbearances shall be granted for any reason whatsoever, and Borrower and Guarantor expressly waive any right to request the same.

4. FINAL PAYOFF AMOUNT — VARIABLE AND LENDER-DETERMINED

The Final Payoff Amount shall consist of the entire indebtedness owing under the original Loan Agreement, as calculated on the date payment is actually received by Lender, including, without limitation:

(i) all outstanding principal;

(ii) all accrued and unpaid interest;

(iii) all default interest;

(iv) all late charges, penalties, extension fees, and administrative fees;

(v) all costs, expenses, advances, and enforcement costs incurred by Lender; and

(vi) all other sums payable under the Loan Agreement and all addenda.

Borrower and Guarantor acknowledge that the Final Payoff Amount is not a fixed sum, continues to accrue until paid in full, and shall be conclusively determined by Lender, absent manifest arithmetic error.

5. AUTOMATIC EVENT OF DEFAULT; NO CURE

Any failure to make a payment when due under this Final Amendment shall constitute an immediate, automatic, and incurable Event of Default, without notice or opportunity to cure, entitling Lender to immediately exercise all rights and remedies available under the Loan Agreement or at law or in equity.

6. PERSONAL GUARANTY — FULL REAFFIRMATION

Guarantor hereby reaffirms, ratifies, and confirms his Personal Guaranty of all obligations under the Loan Agreement, as amended, and acknowledges that such guaranty is absolute, unconditional, irrevocable, and continuing.

Guarantor expressly waives:

●	notice of default, acceleration, or enforcement;
●	any requirement that Lender proceed first against Borrower or collateral;
●	any defense based on extensions, indulgences, or prior waivers; and
●	any defense arising from course of dealing or alleged oral agreements.

Guarantor acknowledges personal, joint, and several liability for the entire Final Payoff Amount.

7. CONFESSION OF JUDGMENT / SUMMARY ENFORCEMENT

To the fullest extent permitted under the governing law specified in the original Loan Agreement, Borrower and Guarantor irrevocably authorize Lender to obtain judgment against them, jointly and severally, upon an Event of Default, for the Final Payoff Amount plus all accrued interest, penalties, attorneys’ fees, and enforcement costs, without prior notice or hearing.

If confession of judgment is deemed unenforceable, this provision shall automatically convert to a stipulation entitling Lender to summary judgment, with Borrower and Guarantor waiving all factual defenses.

8. LIQUIDATED / STIPULATED DAMAGES

Upon any Event of Default, and in addition to all other remedies available per the Loan Agreement, and in consideration of the extension provided for in this agreement, Borrower and Guarantor shall also be liable for liquidated damages equal to fifteen percent (15%) of the outstanding indebtedness, in addition to all other amounts owed. The parties agree this is a reasonable estimate of damages and not a penalty.

9. ACKNOWLEDGMENT OF PRIOR DEFAULTS; NO WAIVER

Borrower and Guarantor expressly acknowledge prior defaults under the Loan Agreement. Lender’s execution of this Final Amendment does not waive any prior or future default or limit any remedy.

10. GOVERNING LAW; INTEGRATION; SUPERIORITY

This Final Amendment shall be governed by and construed in accordance with the same governing law, venue, and jurisdiction provisions set forth in the original Loan Agreement.

This Final Amendment, together with the Loan Agreement and prior addenda, constitutes the entire agreement of the parties. In the event of any conflict, this Final Amendment shall control.

11. COUNTERPARTS

This Final Amendment may be executed in counterparts and by electronic transmission, each of which shall be deemed an original and together constitute one instrument.

SIGNATURES

LIMITLESS FILMS, INC.

By:	/s/ JASPREET MATHUR
Name:	Jaspreet Mathur
Title:	CEO

GENTLEMAN THIEF LLC

By:	/s/ RANDALL EMMETT
Name:	Randall Emmett
Title:	Chairman

GUARANTOR (INDIVIDUAL)

By:	/s/ RANDALL EMMETT
Name:	Randall Emmett